Janover Inc.

6401 Congress Ave, Ste 250,

Boca Raton, Florida 33487

July 27, 2022

David Irving

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Janover, Inc.
Draft Registration Statement on Form S-1
Filed May 2, 2022
CIK No. 0001805526

Dear Mr. Irving:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 2, 2022, relating to the above referenced Draft Registration Statement on Form S-1 (“Prior Confidential Submission”). The Company is concurrently submitting an Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Prior Confidential Submission, all page references herein correspond to the page of the Prior Confidential Submission). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted on May 2, 2022

Cover Page

1.	According to your disclosure on pages 13 and 95 you are intending to register Representative’s Warrants and the common shares underlying those warrants. Please revise your cover page to indicate you are registering those securities as well, and please include them in your filing fees exhibit, when filed.

Response: We have revised our disclosure in footnote 1 on the Cover Page to include the material terms of the Representative’s Warrants. The Company has also included the Representative’s Warrants in the filing fee table filed as Exhibit 107 to Amendment No 1.

2.	Please revise your cover page to better describe the different classes of stock you have that are currently outstanding. This would include disclosure related to what series/class/share ownership structure creates Mr. Janover’s 99% voting interest in you. Also include disclosure that will indicate what said structure will be following the offering, specifically noting what the public will own in terms of series/class/shares of common stock and what voting and economic interests that will translate to for public shareholders.

Response: Per the Staff’s comment, the disclosure on the cover page of Amendment No. 1 has been revised.

Prospectus Summary, page 1

3.	In one of the opening paragraphs, please disclose your revenues and net losses for the most recent audited period to provide a snapshot of the company, and balance your summary disclosure.

Response: Per the Staff’s comment, we have revised the disclosure in the Prospectus Summary in Amendment No. 1 to disclose the Company’s revenues and net losses for the quarter ended March 31, 2022 and the fiscal year ended December 31, 2021. We have also revised the Company’s Prospectus Summary to provide a more complete snapshot of the Company.

Our Future, page 6

4.	Please revise this section to indicate the percentage of your loan fees that come from lender networks and your borrower networks, or advise.

Response: Per the Staff’s comment, we have revised the “Prospectus Summary; Our Future” section of Amendment No. 1 to indicate the disclosure of the Company’s loan fees during the three months ended March 31, 2022 and well as the fiscal years ended December 31, 2021 and 2020.

Our Competitive Advantages, page 7

5.	Please provide support for your assertion that you “dominate Google for multifamily financing organic search results.” Also provide more details on how you determined that Google “appreciates” what you do and how you are able to make that assertion. We also note your statements that you are democratizing commercial real estate finance and your marketplace is flexible (both on page 1), the statement on page 4 that the last significant innovation in commercial property finance was Microsoft excel, the statement that commercial lending is antiquated at page 5, and your statement on page 7 that it is hard to compete with you. Please revise to state these as beliefs or substantiate these claims to us.

Response: In response to the Staff’s comment, the Company has deleted the assertions noted above. that we ‘dominate Google for multifamily financing organic search results‘, and that Google ‘appreciates‘ what we do.

6.	In order to balance the disclosures in this section, please include a section that describes your Competitive Disadvantages. This would be separate and apart from the summary of your risk factors that begin on page 9.

Response: In response to the Staff’s comment, we have included the Company’s competitive disadvantages in the Prospectus Summary as well as the Business section of Amendment No. 1.

The Offering, page 12

7.	Please revise this section to include disclosure regarding the outstanding shares of common and preferred stock both prior to and following the offering. Also ensure that your footnotes on page 14 properly refer to shares outstanding prior to and after the offering as appropriate.

Response: Per the Staff’s comment, we have amended The Offering section to reflect the requested changes.

We are subject to concentration risk, page 20

8.	Please identify any lenders that generate more than 10% of your platform generated revenue.

Response: Per the Staff’s comment, we have revied the risk factor to identify the lenders that generate more than 10% of the Company’s platform generated revenue for the three months ended March 31, 2022 and the fiscal years ended December 31, 2022 and 2021.

Our amended and restated certificate of incorporation and amended and restated bylaws designate a state or federal court..., page 42

9.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

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Response: Per the Staff’s comment, we have amended the risk factor to state that the term of the Company’s amended and restated articles of incorporation would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions.

Risk Factors

Our current lack of geographic diversity, page 43

10.	We note your disclosure regarding geographic concentration in the U.S. Please revise to clarify if you have any regional geographic concentration, or within particular states, and any risks that may arise from such concentration.

Response: Please be advised that upon further review, the Company does not believe there is a material risk with respect to the geographic concentrations of loans originated by its partners. Accordingly, the Company has deleted the risk factor related to its geographic concentration in the United States.

Use of Proceeds, page 47

11.	Please revise this section so that it is consistent with the disclosure you make in The Offering section regarding your intended use of proceeds. We also note the disclosure that the use of proceeds could include acquisitions. Please clarify if you have any current plans for acquisitions, including identifying the business, or advise. Refer to Item 504, Instruction 6, of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure under Use of Proceeds to be consistent with the disclosure made in The Offering section. The Company has also deleted any disclosure that it has any current plans to use the proceeds of the offering for acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2021 and 2020, page 52

12.	Please conform your dollar/expense reference and presentation, e.g., stock based compensation of $330,314 instead of approximately $330 thousand.

Response: In response to the Staff’s comment, the Company has revised its disclosure to confirm its dollar reference to “approximately $330,314.”

13.	Please revise your next amendment to break out the material components of expense categories within Sales and Marketing and General and Administrative (e.g., salaries, commission and benefits, stock compensation expense). Consider using a tabular format to the extent it would be helpful to investors. Also, discuss and analyze any known material trends, events, demands, commitments and uncertainties between periods. Refer to SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1

14.	Please revise your next amendment to classify “Net Income” as “Net Income (Loss)” where applicable.

Response: Per the Staff’s comment, we have revised the disclosure in Amendment No. 1.

Growth Opportunities, page 67

15.	Please disclose in this section more information regarding how you determined that your future projections are fair and accurate.

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Response: Please be advised that such disclosure has been deleted in Amendment No. 1.

Competitive Advantage, page 70

16.	We note your disclosure that you have multiple websites. Please clarify if you have more than the two websites that you disclose and please list any others as well, or advise. Please briefly expand upon your discussion regarding involvement with cmbs financing. For instance, clarify if you securitize pools of loans, or just work with lenders that do cmbs financing.

Response: In response to the Staff’s comment, the Company has revised the “Top of funnel” paragraph to clarify the number of websites that the Company has. We have also expanded upon our involvement with CMBS financing by indicating that it is something that the lenders we work with offer.

Employees, page 73

17.	Please indicate whether these 13 employees are full or part time employees. Also indicate here, as well as in the risk factor section the begins on page 37 the amount of time that Mr. Janover commits to you relative to his other multiple businesses.

Response: Per the Staff’s comment, we have revised the disclosure to state that the Company currently has 13 full-time employees, and engages several part-time and contractor employees on a rolling-basis. The Company has amended its disclosure therewith, to reflect the status of the 13 employees as being full-time employees of the Company. The Company has also revised the disclosure in Amendment No. 1 to reflect that Mr. Janover is engaged full-time on the Company and its operations.

Current relationships and Related Party Transactions , page 84

18.	Please enhance your disclosure to clarify if the transactions with your Founder are integral to the operations of Janover Inc. and if so, how.

Response: The Company has revised the disclosure in Amendment No. 1o to clarify that the transactions with the Company’s founder, Blake Janover, are integral to the operations of the Company and how.

Statements of Cash Flows, page F-7

19.	Please tell us and revise your disclosures as necessary, how proceeds from future equity obligations, net of financing fees of $191,851 reconciles to the Level 3 roll-forward on page F-12 and the new and return of SAFEs of $50,000 and $115,662, respectively as disclosed on page F-13.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-7 of Amendment No. 1, and has provided a relevant reconciliation in the footnotes to the audited financial statements.

Note 2. Summary of Significant Accounting Policies

Accounts Receivable, page F-9

20.	Please expand your disclosure related to “Accounts Receivable” to provide the following:
•	the specific GAAP guidance you followed to form your accounting policy for your allowance for doubtful accounts;
•	if you have had any receivables charged-off in the periods presented; and
•	your charge-off policy under ASC 310-10-35-41.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-9 of Amendment No. 1, and has provided a relevant reconciliation in the footnotes to the audited financial statements.

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Stock-Based Compensation, page F-10

21.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the shares underlying your equity issuances and the reasons for any differences between the recent valuations of your shares leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation.

Response: Per the Staff’s request, we will provide the foregoing information once we have an estimated offering price or range.

Notes to Financial Statements

Note 3. Fair Value Measurement, page F-11

22.	Please tell us, and revise your next amendment, to provide quantitative information about significant unobservable inputs used in the fair value measurement of future equity obligations. Please also separately disclose the new and return 2021 SAFE activity in the Level 3 roll-forward and disclose how you considered these and 2021 equity transactions in the SAFE fair value determination at December 31, 2021. Refer to ASC 820-10-50-2- bbb(2).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in Note 3 on page F-11 of Amendment No. 1, as requested.

Note 4 Future Equity Obligations, page F-13

23.	Please tell us and revise your disclosures as necessary, how you accounted for the 2020 subscription receivable of $257,513, including how reflected in the Level 3 roll-forward on page F-12.

Response: The Company acknowledges the Staff’s comment and advises the Staff that subscription receivable of $257,513 represents a right to cash based on the selling of the underlying Crowd SAFE prior to December 31, 2020. The Company does not believe this is a Level 3 asset. The Company respectfully notes that the Crowd SAFE liability (described as a Future Equity Obligation) associated with this $257,513 asset is included in the $844,996 Level 3 liability within the rollfoward presented at page F-12 of the Amendment No. 1. As described in the footnotes, the face value of these Crowd SAFEs as of December 31, 2020, were deemed to be of approximate fair value. The Company based this assessment on the fact that the underlying Crowd SAFEs were entered into near year end, and continued to be sold during 2021 under the same terms. The Crowd SAFEs were sold to third-party investors in arms-length transactions and there were no events or circumstances that the Company believed would have changed the underlying value at such point in time.

Note 6. Income Taxes, page F-16

24.	Please revise your next amendment to disclose the components of the net deferred tax liability or asset measured under ASC 740-10-30-5 as required by ASC 740-10-50.

Response: The Company acknowledges the Staff’s comment and advises the Staff that as of December 31, 2021, the Company had nominal net operating loss carryforwards available to offset future taxable income, which may be carried forward indefinitely. As a result, the Company also had nominal deferred tax assets stemming primarily from net operating loss carryforwards generated subsequent to the conversion to a corporation (Note 5). The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income.

General

25.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

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Response: Please be advised that there have no written communications, as defined in Rule 405 under the Securities Act per the Staff’s comment. The Company will provide the Staff with any supplemental copies of all written communications, as defined in Rule 405 of the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents or expects to present to potential investors in reliance on Section 5(d) of the Securities Act.

26.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company respectfully advises the Staff that no additional pictures or graphics are currently contemplated to be used in its printed prospectus other than those currently contained in the Amendment No. 1. If the Company determines that it will include any additional pictures or graphics, it will promptly provide such information to the Staff in an amendment or on a supplemental basis.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call our securities counsel, Ross D. Carmel, Esq. at 212-658-0458; Ext. 1001 or Philip Magri, Esq. at (954) 303-8027.

Very truly yours,

/s/ Blake Janover
Blake Janover
Chief Executive Officer

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